FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES

JANUARY 2005 DISTRIBUTION OF US$0.14

Calgary, Alberta – January 19, 2005 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) today announces that a cash distribution of US$0.14 per trust unit will be paid on February 15, 2005 in respect of the January 2005 production.  The distribution will be paid in $US funds to unitholders of record at the close of business January 31, 2005.  The ex-distribution date is January 27, 2005.

Effective for distributions paid in 2005, the Canadian non-resident withholding tax will be applied to 100% of the distribution, to comply with recent proposed tax regulation changes.  The withholding tax rate is typically 15% for U.S. residents.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

Reg Greenslade, President and CEO

The Equity Group Inc.

Telephone (403) 213-2507

Linda Latman (212) 836-9609

Fax  (403) 294-1197

www.theequitygroup.com

Lynn Wiebe, Chief Financial Officer

Telephone (403) 538-3237

Fax  (403) 294-1197

www.enterraenergy.com